As filed with the Securities and Exchange Commission on August 12, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANTIGENICS INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	06-1562417
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3 Forbes Road

Lexington, MA 02421

(781) 674-4400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Garo H. Armen, Ph.D.

President and Chief Executive Officer

Antigenics Inc.

162 Fifth Avenue, Suite 900

New York, New York 10010

(212) 994-8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Paul M. Kinsella

Ropes & Gray LLP

One International Place

Boston, MA 02110-2624

(617) 951-7000

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock—$0.01 par value	12,524,777	$2.10(2)	$26,302,032	$1,468

(1)	Pursuant to the terms of Securities Purchase Agreements dated as of July 30, 2009 and August 3, 2009 by and among the Registrant and the investors party thereto, the Registrant is hereby registering the disposition of (A) 6,461,988 shares of its common stock issued to such investors, (B) 2,831,795 shares of its common stock issuable upon exercise of four-year warrants and (C) 3,230,994 shares of its common stock issuable upon exercise of six-month warrants. Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such additional number of shares of common stock as may be issuable upon a stock split, stock dividend or similar transaction.

(2)	In accordance with Rule 457(a) and 457(c) under the Securities Act of 1933, the price is estimated solely for purposes of calculating the registration fee and is the average of the reported high and low sales prices of the common stock as reported on The NASDAQ Capital Market on August 11, 2009.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2009

PROSPECTUS

12,524,777 Shares of Common Stock

We have prepared this prospectus to allow the selling stockholders named in this prospectus or their pledgees, donees, transferees, or other successors in interest, to sell, from time to time, up to 6,461,988 shares of our common stock, which they acquired in private placement transactions in the United States, and up to 6,062,789 shares of our common stock issuable upon the exercise of certain warrants that they hold. We will not receive any proceeds from any such sale of these shares.

You should read this prospectus carefully before you invest in our securities. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

Our common stock is traded on The NASDAQ Capital Market under the symbol “AGEN.” On August 11, 2009, the reported closing price per share of our common stock was $2.07.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS             , 2009.

You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under “Where You Can Find More Information.”

You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.”

All references in this prospectus to “Antigenics,” the “Company,” “we,” “us,” or “our” mean Antigenics Inc., unless we state otherwise or the context otherwise requires.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

PROSPECTUS SUMMARY

The following is a summary of selected information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information that you should consider before buying our securities. You should read this entire prospectus carefully, especially the section entitled “Risk Factors” and the consolidated financial statements and the notes to the consolidated financial statements incorporated by reference.

The Company

Our Business

We are a biotechnology company developing and commercializing technologies to treat cancers and infectious diseases, primarily based on immunological approaches. Our most advanced product, Oncophage® (vitespen), is a patient-specific therapeutic cancer vaccine registered for use in Russia and under review for conditional authorization by the European Medicines Agency for the treatment of kidney cancer patients with early-stage disease. Oncophage has been tested in Phase 3 clinical trials for the treatment of renal cell carcinoma, the most common type of kidney cancer, and for metastatic melanoma, and it has also been tested in Phase 1 and Phase 2 clinical trials in a range of indications. It is currently in a Phase 2 clinical trial in recurrent glioma, a type of brain cancer. Our product candidate portfolio also includes (1) QS–21 Stimulon® adjuvant, or QS-21, which is used in numerous vaccines under development in trials as advanced as Phase 3 for a variety of diseases, including hepatitis, human immunodeficiency virus, influenza, cancer, Alzheimer’s disease, malaria, and tuberculosis, (2) AG–707, a therapeutic vaccine program tested in a Phase 1 clinical trial for the treatment of genital herpes, and (3) Aroplatin™, a liposomal chemotherapeutic tested in a Phase 1 clinical trial for the treatment of solid malignancies and B-cell lymphomas. Further internal clinical development of AG-707 and Aroplatin is currently on hold due to cost-containment efforts. Our related business activities include product research and development, intellectual property prosecution, manufacturing therapeutic vaccines, regulatory and clinical affairs, corporate finance and development activities, market development, and support of our collaborations.

Risk Factors

Our business is subject to substantial risk. Please carefully consider the “Risk Factors” section and other information in this prospectus for a discussion of risks. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations. Investing in our securities may result in your bearing a complete loss of your investment.

Corporate Information

Our principal executive office is located at 3 Forbes Road, Lexington, MA 02421, and our telephone number is (781) 674-4400. Our website address is www.antigenics.com. Information contained on our website is not a part of this prospectus.

RISK FACTORS

The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of these risks were to occur, our business, financial condition, or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to our Business

If we incur operating losses for longer than we expect, or we are not able to raise additional capital, we may be unable to continue our operations, or we may become insolvent.

From our inception through June 30, 2009, we have generated net losses totaling $553.8 million. Our net losses for the six months ended June 30, 2009 and the years ended December 31, 2008, 2007, and 2006 were $21.6 million, $30.8 million, $37.9 million, and $52.8 million, respectively. We expect to incur significant losses over the next several years as we continue research and clinical development of our technologies, apply for regulatory approvals, and pursue commercialization efforts and related activities. Furthermore, our ability to generate cash from operations is dependent on the success of our licensees and collaborative partners, as well as the likelihood and timing of new strategic licensing and partnering relationships and/or successful commercialization of Oncophage and our various product candidates. If we incur operating losses for longer than we expect and/or we are unable to raise additional capital, we may become insolvent and be unable to continue our operations.

On June 30, 2009, we had $21.1 million in cash, cash equivalents, and short-term investments. We believe that, based on our current plans and activities, our working capital resources at June 30, 2009, combined with capital raised subsequent to the end of the quarter, anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements will be sufficient to satisfy our liquidity requirements into 2011. We expect to attempt to raise additional funds in advance of depleting our current funds. For the six months ended June 30, 2009, our average monthly cash used in operating activities was $2.5 million. We do not anticipate significant capital expenditures during 2009.

As part of certain private placement agreements, we are required to maintain effective registration statements. If we are unable to keep the registration statements continuously effective in accordance with the terms of the private placement agreements, we are subject to liquidated damages penalties of up to a maximum of 10% of the aggregate purchase price paid by the original investors, or $6.4 million.

Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. In order to finance future operations, we will be required to raise additional funds in the capital markets, through arrangements with collaborative partners, or from other sources.

Additional financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when we need them, we will be required to delay, reduce, or eliminate some or all of our development, commercialization and clinical trial programs, including those related to Oncophage. We also may be forced to license or sell technologies to others under agreements that allocate to third parties substantial portions of the potential value of these technologies. We may also be unable to continue our operations, or we may become insolvent.

Many economists have indicated that the United States economy, and possibly the global economy, has entered into a prolonged recession. While the ultimate outcome cannot be predicted, this may have a material adverse effect on our liquidity and financial condition, particularly if our ability to raise additional funds is impaired. The ability of potential patients and/or health care payers to pay for Oncophage treatments could also be adversely impacted, thereby limiting our potential revenue. In addition, any negative impacts from the deterioration in the credit markets and related financial crisis on our collaborative partners could limit potential revenue from our product candidates.

We have significant long-term debt, and we may not be able to make interest or principal payments when due.

As of June 30, 2009, the principal portion of our total long-term debt, excluding the current portion, was $52.1 million. Our 5.25% convertible senior notes due February 2025 (the “2005 Notes”) do not restrict our ability or the ability of our subsidiaries to incur additional indebtedness, including debt that effectively ranks senior to the 2005 Notes. On each of February 1, 2012, February 1, 2015, and February 1, 2020, holders may require us to purchase their notes for cash equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Holders may also require us to repurchase their notes upon a fundamental change, as defined, at a cash price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest, and in some cases, an additional “make-whole” premium.

At maturity of our 8% senior secured convertible notes due August 2011 (the “2006 Notes”), we may elect to repay the outstanding balance in cash or in common stock, subject to certain limitations. In no event will any of the note holders be obligated to accept equity that would result in them owning in excess of 9.99% of our outstanding common stock at any given time in connection with any conversion, redemption, or repayment of these notes. The 2006 Note agreements include material restrictions on our incurrence of debt and liens while these notes are outstanding, as well as other customary covenants.

Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including the factors identified in this “Risk Factors” section and other factors beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things, to:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell, out-license, or otherwise dispose of assets; and/or

•	reduce or delay planned expenditures on research and development and/or commercialization activities.

Such measures might not be sufficient to enable us to make principal and interest payments. In addition, any such financing, refinancing, or sale of assets might not be available on economically favorable terms, if at all.

To date, we have had negative cash flows from operations. For the six months ended June 30, 2009 and the years ended December 31, 2008, 2007, and 2006, net cash used in operating activities was $15.1 million, $28.9 million, $26.7 million, and $44.9 million, respectively. Excluding our 2006 Notes, which mature in 2011 and for which we may elect to pay the interest in cash or additional notes, at our option, and for which the outstanding balance at maturity may be paid in cash or in common stock, subject to certain limitations, and assuming no additional interest-bearing debt is incurred and no additional notes are converted, redeemed, repurchased, or exchanged, our cash interest payments will be $1.6 million during 2009 and $1.1 million annually thereafter until maturity.

Several factors could delay or prevent the successful commercial launch of Oncophage in Russia. In addition, we do not expect to generate significant revenue from sales of Oncophage in Russia for several months, if ever.

In April 2008, the Russian Ministry of Public Health issued a registration certificate for the use of Oncophage for the treatment of kidney cancer patients at intermediate risk for disease recurrence and, in September 2008, the U.S. Food and Drug Administration (the “FDA”) granted the necessary permission to allow for the export of Oncophage from the United States to Russia. The Russian registration was our first product approval from a regulatory authority, and the first approval of a patient-specific therapeutic cancer vaccine in a major market.

We have obtained an import/export license from the Russian Ministry of Industry and Trade but prior to commercial launch we, or our distributors, must also complete a number of other post-approval activities. Since Oncophage can only be manufactured from a patient’s own tumor, patients will need to be diagnosed, and their tumors will need to be removed and sent to our manufacturing facility for vaccine to be prepared, released, and then returned to the site for patient administration. Complexities unique to the logistics of commercial products may delay shipments and limit our ability to move commercial product in an efficient manner without incident. In addition, if we are unable to establish and execute on successful local distribution arrangements including favorable pricing and payment terms, and/or implement appropriate logistical processes for distribution of Oncophage, our commercialization efforts would be adversely affected.

Even if we have a successful completion of the logistical and regulatory requirements for Russian launch, the amount of revenue generated from the sale of Oncophage in Russia will depend on, among other things, identifying sources of reimbursement and obtaining adequate reimbursement, including from national or regional funds, and physician and patient assessments of the benefits and cost-effectiveness of Oncophage. If we are unsuccessful in obtaining substantial reimbursement for Oncophage from national or regional funds, we will have to rely on private-pay for the foreseeable future, which may delay or reduce our launch efforts because the ability and willingness of patients to pay is unclear. In addition, cost-containment measures by third parties may prevent us from becoming profitable. Because we have limited resources and minimal sales and marketing experience, commercial launch of Oncophage may be slow. Furthermore, we may experience significant delays in the receipt of payment for Oncophage, or an inability to collect payments at all.

If we fail to obtain adequate levels of reimbursement for Oncophage, our product candidates, or the product candidates of our collaborators, there may be no commercially viable market for these products, or the commercial potential of these products may be significantly limited.

Public and private insurance programs may determine that Oncophage, our product candidates, or the product candidates of our collaborative partners do not come within a category of items and services covered by their insurance plans. Generally, in Russia, Europe, and other countries outside the United States, government-sponsored health care systems pay a substantial share of health care costs, and they may regulate reimbursement levels of our products to control costs. Government and private third-party payers are increasingly challenging the prices charged for medical products and services, and increasingly attempting to limit and/or regulate the reimbursement for medical products. In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to price controls by various mechanisms. Russia is an evolving market and regulatory, legal, and commercial structures are less predictable than in more mature markets. In addition, the reimbursement system in Russia is changing rapidly and has experienced serious funding and administrative problems in its national and regional reimbursement programs. For example, the program known by the Russian acronym of DLO, which was established in January 2005 to provide free-of-charge prescriptions to certain Russians, has substantially delayed payments and covered fewer drugs recently. In addition, the Russian government is attempting to reduce coverage for drugs produced outside of Russia, as they tend to cost more than drugs produced in Russia. Furthermore, it is possible that reimbursement for cancer drugs and other therapeutic areas will not be covered by a newly created system, which may result in uncertainties regarding levels of reimbursement. Drug reimbursement in Russia could continue to undergo change. There can be no assurance regarding the timing, scope, or availability of reimbursement in Russia for Oncophage. If we are unsuccessful in obtaining substantial reimbursement for Oncophage from national or regional funds, we will have to rely on private-pay for the foreseeable future which may delay or prevent our launch efforts, because the ability and willingness of patients to pay is unclear.

It is possible that there will be substantial delays in obtaining coverage of Oncophage, our product candidates, or the product candidates of our collaborative partners, if at all, and that, if coverage is obtained, there may be significant restrictions on the circumstances in which there would be reimbursement. Where government or insurance coverage is available, there may be prohibitive levels of patient coinsurance, making products unaffordable, or limits on the payment amount, which could have a material adverse effect on sales. If we are unable to obtain or retain adequate levels of reimbursement from government or private health plans, our or our collaborative partners’ ability to sell products will be adversely affected. We are unable to predict what impact any future regulation or third-party payer initiatives relating to reimbursement will have on sales. Healthcare reform that may emerge from current policy debate may result in deleterious pricing and potential price controls on pharmaceutical and biotech products in the United States, Europe, and elsewhere.

If we fail to comply with regulatory requirements in the countries in which we conduct our business, if these regulatory requirements change, or if we experience unanticipated regulatory problems, our commercial launch of Oncophage could be prevented or delayed, or Oncophage could be subjected to restrictions, or be withdrawn from the market, or some other action may be taken that may be adverse to our business.

Regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, are subject to continual review and periodic inspections by regulatory authorities. Later discovery of previously unknown problems or safety issues and/or failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications, complete withdrawal of a marketing application, and/or criminal prosecution. Such regulatory enforcement could have a direct and negative impact on the product for which approval is granted, but also could have a negative impact on the approval of any pending applications for marketing approval of new drugs or supplements to approved applications.

In addition, our operations and marketing practices are subject to regulation and scrutiny by the United States government, as well as governments of any other countries in which we do business or conduct activities. Because we are a company operating in a highly regulated industry, regulatory authorities could take enforcement action against us in connection with our business and marketing activities for various reasons.

For example, our marketing and sales, labeling, and promotional activities in Russia are subject to local regulations. If we fail to comply with regulations prohibiting the promotion of products for non-approved indications or products for which marketing approval has not been granted, regulatory authorities could bring enforcement actions against us that could inhibit our marketing capabilities, as well as result in penalties. In addition, the United States Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing, or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws, knowingly or unknowingly, could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, exclusion from government health care programs, imposition of significant fines, injunctions, and/or the imposition of civil or criminal sanctions against us and/or our officers or employees.

From time to time, new legislation is passed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA and other global health authorities. Additionally, regulations and guidance are often revised or reinterpreted by health agencies in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or whether regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be.

We may not be able to obtain approval to market Oncophage in countries other than Russia. Because we expect additional Phase 3 clinical trials of Oncophage may be required prior to submitting a biologics license application (“BLA”) to the FDA for any indication, we likely will not commercialize Oncophage in the United States for several years, if ever. We may face similar hurdles in other territories where we may seek marketing approval.

Oncophage is currently only approved for marketing in Russia for the treatment of kidney cancer patients at intermediate risk for disease recurrence. In October 2008, we submitted a marketing authorization application to the European Medicines Agency, or EMEA, requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. Conditional authorization, a relatively new provision, is reserved for products intended to treat serious and life-threatening diseases where a high unmet medical need currently exists. Conditional authorization allows for the commercialization of a product with post-approval commitments associated with the requirement to provide comprehensive clinical information about the product’s efficacy and safety profile. There is a high level of uncertainty regarding the probability and timing of a favorable outcome. Oncophage may not achieve conditional approval in Europe in 2009, if ever, because we may not successfully address issues associated with post-hoc analysis, subgroup analysis, lack of immunological data, product characterization, or other issues that may be of concern to the EMEA.

Additionally, and as resources allow, we continue to explore potential opportunities to seek product approval in other jurisdictions, including the U.S. and Canada. The probability and timing of submissions and/or approval in any jurisdiction or indication for this product is uncertain. The FDA has indicated that our Phase 3 clinical trials of Oncophage cannot, by themselves, support BLA filings in the studies’ indications (renal cell carcinoma and metastatic melanoma). The signals and trends observed in the Phase 3 renal cell carcinoma and melanoma trials of Oncophage are based on data analysis of subgroups of patients, some of which were not pre-specified. While the subgroup data might be suggestive of treatment effect, under current regulatory guidelines the results cannot be expected, alone, to support registration or approval of Oncophage in the United States, and our existing data may not support registration or approval in other territories outside of Russia, including in Europe. Any additional studies may take years to complete and may fail to support regulatory filings for many reasons. In addition, Oncophage is a novel therapeutic cancer vaccine that is patient-specific, meaning it is derived from the patient’s own tumor. The FDA and foreign regulatory agencies, including the European Medicines Agency, which is responsible for product approvals in Europe, and Health Canada, which is responsible for product approvals in Canada, have relatively little experience in reviewing this novel class of patient-specific oncology therapies. Therefore, Oncophage may experience a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts.

Risks associated with doing business internationally could negatively affect our business.

With the registration of Oncophage in Russia, we have begun to focus our efforts on the commercial launch of this product. However, Russia is an evolving market and regulatory, legal, and commercial structures are less predictable than in more mature markets. This unpredictability, combined with changes in Russian leadership, as well as potential geopolitical instability in the Russian region, could negatively impact the regulatory and/or commercial environment there, which in turn could have an adverse effect on our business.

In addition, various other risks associated with foreign operations may impact our success. Possible risks include fluctuations in the value of foreign and domestic currencies, disruptions in the import, export, and transportation of patient tumors and our product, the product and service needs of foreign customers, difficulties in building and managing foreign relationships, the performance of our collaborators, and unexpected regulatory, economic, or political changes in foreign markets.

Our financial position, results of operations, and cash flows can be affected by fluctuations in foreign currency exchange rates, primarily for the euro and the ruble. Movement in foreign currency exchange rates could cause revenue or clinical trial costs to vary significantly in the future and may affect period-to-period comparisons of our operating results. Historically, we have not hedged our exposure to these fluctuations in exchange rates.

Our commercial operations experience and resources are limited and need to be developed or acquired. If we fail to do so, our revenues may be limited or nonexistent. In addition, we may be required to incur significant costs and devote significant efforts to augment our existing capabilities.

As we have limited experience with commercial operations, it may be difficult to accurately estimate our costs. We currently do not have employees, manufacturing, or business operations facilities outside of the United States. As we prepare for the commercial launch of Oncophage in Russia, and in the event we obtain conditional authorization of Oncophage in Europe, we will rely significantly on consultants, partners, and other third parties to conduct our sales, marketing, and distribution operations. If these third parties are unable to fulfill their obligations, our commercial launch of Oncophage could be delayed or prevented. If in the future we elect to perform sales, marketing, and distribution functions ourselves, we will face a number of additional risks, including the need to recruit experienced marketing and sales personnel, or incur significant expenditures. In addition, we may need to compete with other companies that have more experienced and better-funded operations. Where we have licensed our products to third-party collaborators or licensees, we will be dependent on their commercial operations, sales and marketing expertise and resources, and any revenues we receive from those products will depend primarily on the sales and marketing efforts of others.

For Oncophage, we need to develop specialized commercial operations to manage patient-specific ordering, tracking, and control. There are few companies that have developed this expertise and we do not know whether we will be able to establish commercial operations or enter into marketing and sales agreements with others on acceptable terms, if at all.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability, and/or selling and marketing expertise.

Our business and the products in development by our collaborative partners may fail because of intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates directed at cancer, infectious diseases and degenerative disorders. Several of these companies have products that utilize technologies similar to Oncophage and/or patient-specific medicine techniques, such as Dendreon, Oxford BioMedica and its partner Sanofi-Aventis, Nventa (formerly Stressgen), Accentia, and Cell Genesys. Patents have been issued in both the United States and Europe related to Nventa’s heat shock protein technology.

There is no guarantee that we will be able to compete with potential future products being developed by our competitors. More specifically, Oncophage may compete with therapies currently in development for non-metastatic renal cell carcinoma, such as Wilex AG’s Rencarex (WX-G250), which is in Phase 3 clinical trials. Additionally, sorafenib and sunitinib, which are approved for advanced renal cell carcinoma, are being studied in non-metastatic renal cell carcinoma, and other products that have been developed for metastatic renal cell carcinoma, such as temsirolimus and bevacizumab, may also be developed for non-metastatic renal cell carcinoma. As Oncophage is potentially developed in other indications, it will face additional competition in those indications. In addition, for Oncophage and all of our product candidates, prior to regulatory approval, we may compete for access to patients with other products in clinical development, with products approved for use in the indications we are studying, or with off-label use of products in the indications we are studying. Our product candidate, Aroplatin, may compete with existing approved chemotherapies or other chemotherapies that are in development by various companies, including GPC Biotech and Poniard Pharmaceuticals. We anticipate that we will face increased competition in the future as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate.

Our patent to purified QS-21 expired in most territories in 2008. Additional protection for our QS-21 proprietary adjuvant in combination with other agents is provided by our other patents. Our license and supply agreements for QS-21 would typically provide royalties for at least 10 years after commercial launch. However, there is no guarantee that we will be able to collect royalties in the future.

Several other vaccine adjuvants are in development and could compete with QS-21 for inclusion in vaccines in development. These adjuvants include, but are not limited to, oligonucleotides, under development by Pfizer, Idera, Juvaris, and Dynavax, anti-CTLA-4 antibody, under development by Pfizer and Bristol-Myers Squibb, MF59 and SAF, under development by Novartis, IC31, under development by Intercell, and MPL, under development by GlaxoSmithKline (“GSK”). In addition, several companies, such as CSL Limited and Galenica, as well as academic institutions, are developing saponin adjuvants, including derivatives and synthetic formulations.

Many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than we do. Our competitors may:

•	commercialize their product candidates sooner than we commercialize our own;

•	develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

•	implement more effective approaches to sales and marketing and capture some of our potential market share;

•	establish superior intellectual property positions;

•	discover technologies that may result in medical insights or breakthroughs, which render our drugs or vaccines obsolete, possibly before they generate any revenue; or

•	adversely affect our ability to recruit patients for our clinical trials.

Manufacturing problems may cause product launch delays, unanticipated costs, or loss of revenue streams.

If one of our product candidates or our licensees’ product candidates for which we maintain exclusive or primary manufacturing rights for a component nears marketing approval or is approved for sale, or if the Russian market for Oncophage is substantially greater than we anticipate, or if we obtain approval or conditional approval for Oncophage in another territory, we may be required to manufacture substantially more than we have been required to manufacture for preclinical studies and clinical trials. We have no experience manufacturing products in commercial quantities, and we can provide no assurance that we will be able to do so successfully. We may experience higher manufacturing failure rates than we have in the past if and when we attempt to substantially increase production volume.

We currently manufacture Oncophage in our Lexington, Massachusetts facility. We intend to use this facility to manufacture Oncophage for the Russian market, as well as for ongoing and future clinical trials. While we believe we will be able to cover both our commercial and clinical Oncophage demands in the near term, there is no guarantee that we will be able to meet any unanticipated increase in demand, and a failure to do so could adversely affect our business. An unanticipated increase in the demand for the commercial supply of Oncophage could result in our inability to meet commercial demand or to manufacture sufficient Oncophage product to support our clinical trials, and this could cause a delay or failure in our Oncophage programs.

Manufacturing of Oncophage is complex, and various factors could cause delays or an inability to supply vaccine. Oncophage is a patient-specific biologic and requires product characterization steps that are more onerous than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Deviations in these manufacturing processes could result in production failures.

We can also manufacture other clinical product in our own manufacturing facility. This manufacturing facility has certain support areas that it shares with the Oncophage manufacturing areas. As we seek to expand the market opportunities for Oncophage, including possibly filing for approvals in other territories, the applicable regulatory bodies may require us to make our Oncophage manufacturing facility a single product facility. In such an instance, we would no longer have the ability to manufacture AG-707 in our current facility. AG-707 is a complex product requiring Good Manufacturing Practices, or GMP, for the manufacture and release of a recombinant protein and a large number of peptides. In order to prepare additional AG-707 to support future clinical trials, we will have to manufacture or have manufactured these critical raw materials in a GMP compliant facility.

Currently, we do not manufacture QS-21 in our own manufacturing facility. If we choose to manufacture QS-21 in our own manufacturing facility, the investment of substantial funds and the recruitment of qualified personnel would be required in order to build and/or lease and operate new manufacturing facilities. While we have previously relied on a third-party manufacturer to meet QS-21 supply demands, that supplier currently does not, and may never have the ability to, manufacture commercial grade QS-21. Our ability to use GSK as a supplier to meet our other QS-21 licensees’ needs is limited and not desirable to all of our QS-21 licensees. In order to continue to support QS-21 product candidates, apply for regulatory approvals, and commercialize this product candidate, we or our licensees or collaborators will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities. There is no assurance that we or our licensees or collaborators will be successful in these endeavors. If we fail to comply with our obligations in our supply agreements with third parties, we could lose revenue streams that are important to our business. We also do not currently manufacture Aroplatin in our own manufacturing facility. We have previously relied on third-party manufacturers to meet our Aroplatin development needs and if we do continue our development program of this product we will need to develop, contract for or otherwise arrange for the necessary manufacturing resources.

We currently rely upon and expect to continue to rely upon third parties, potentially including our collaborators or licensees, to produce materials required for product candidates, preclinical studies, clinical trials, and commercialization. A number of factors could cause production interruptions at our manufacturing facility or at our contract manufacturers, including equipment malfunctions, labor or employment retention problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers. Alternatively, there is the possibility we may have excess manufacturing capacity if product candidates do not progress as planned.

There are a limited number of contract manufacturers that operate under applicable GMP regulations that are capable of manufacturing our product candidates. If we are unable to do so ourselves or to arrange for third-party manufacturing of these product candidates, or to do so on commercially reasonable terms, we may not be able to complete development of these product candidates or commercialize them ourselves or through our collaborative partners or licensees. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human health care products are produced. In addition, facilities are subject to ongoing inspections, and minor changes in manufacturing processes may require additional regulatory approvals, either of which could cause us to incur significant additional costs and lose revenue.

The drug development and approval process is uncertain, time-consuming, and expensive.

The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain. It also can vary substantially based on the type, complexity, and novelty of the product. We must provide regulatory authorities with preclinical and clinical data demonstrating that our product candidates are safe and effective before they can be approved for commercial sale. Clinical development, including preclinical testing, is also a long, expensive, and uncertain process. It may take us several years to complete our testing, and failure can occur at any stage of testing. Interim results of preclinical studies or clinical trials do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to regulatory authorities for many reasons, including but not limited to study structure, conduct, failure to enroll a sufficient number of patients, and collectability of data. Preclinical and clinical data can be interpreted in different ways, which could delay, limit, or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial, adverse medical events during a clinical trial, or safety issues resulting from products of the same class of drug could require a preclinical study or clinical trial to be repeated or cause a program to be terminated, even if other studies or trials relating to the program are successful. As of June 30, 2009, we have spent approximately 15 years and $264.6 million on our research and development program in heat shock proteins for cancer.

We may not complete our planned preclinical studies or clinical trials on schedule or at all. We may not be able to confirm the safety and efficacy of our potential drugs in long-term clinical trials, which may result in further delays or failure to commercialize our product candidates. The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding serious or significant adverse patient reactions, and demonstrating efficacy of the product candidate in order to support a favorable risk versus benefit profile, among other considerations. Because we rely on third-party clinical investigators and contract research organizations to conduct our clinical trials, we may encounter delays outside our control, particularly if our relationships with any third-party clinical investigators or contract research organizations are adversarial. The timing and success of our clinical trials, in particular, are also dependent on clinical sites and regulatory authorities accepting each trial’s protocol, statistical analysis plan, product characterization tests, and clinical data. If we are unable to satisfy clinical sites or regulatory authorities with respect to such matters, including the specific matters noted above, or our clinical trials yield inconclusive or negative results, we will be required to modify or expand the scope of our clinical studies or conduct additional studies to support marketing approvals, or modify our development pipeline. In addition, regulatory authorities may request additional information or data that is not readily available. Delays in our ability to respond to such requests would delay, and failure to adequately address concerns would prevent, our commercialization efforts.

Also, we or regulatory authorities might further delay or halt our clinical trials for various reasons, including but not limited to:

•	we may fail to comply with extensive regulations;

•	a product candidate may not appear to be more effective than current therapies;

•	a product candidate may have unforeseen, undesirable, or significant adverse side effects, toxicities, or other characteristics;

•	we may fail to prospectively identify, or identify at all, the most appropriate patient populations and/or statistical analyses for inclusion in our clinical trials;

•	the time required to determine whether a product candidate is effective may be longer than expected;

•	we may be unable to adequately follow or evaluate patients after treatment with a product candidate;

•	patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product candidate;

•	sufficient numbers of patients may not meet our eligibility criteria and/or enroll in our clinical trials and may withdraw from our clinical trials after they have enrolled; or

•	we may be unable to produce sufficient quantities of a product candidate to complete the trial.

Furthermore, regulatory authorities, including the FDA and the European Medicines Agency, may have varying interpretations of our preclinical study and clinical trial data, which could delay, limit, or prevent regulatory approval or clearance. Any delays or difficulties in obtaining regulatory approvals or clearances for our product candidates may:

•	adversely affect the marketing of any products we or our collaborators develop;

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain;

•	limit our ability to receive royalties and generate revenue and profits; and

•	adversely affect our business prospects and ability to obtain financing.

If we are delayed in these activities or do not receive regulatory approval for our product candidates in a timely manner, we may have to incur additional development expense, and subject to securing additional financing, we will not be able to commercialize them in the timeframe anticipated, and therefore our business will suffer.

New data from our research and development activities could modify our strategy and result in the need to adjust our projections of timelines and costs of programs.

Because we are focused on novel technologies, our research and development activities, including our preclinical studies and clinical trials, involve the ongoing discovery of new facts and the generation of new data, based on which we determine next steps for a relevant program. These developments are sometimes a daily occurrence and constitute the basis on which our business is conducted. We need to make determinations on an ongoing basis as to which of these facts or data will influence timelines and costs of programs. We may not always be able to make such judgments accurately, which may increase the costs we incur attempting to commercialize our product candidates. These issues are pronounced in our efforts to commercialize Oncophage, which represents an unprecedented approach to the treatment of cancer.

We may need to successfully address a number of technological challenges in order to complete development of our product candidates. Moreover, these product candidates may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities, or other characteristics that may preclude our obtaining regulatory approvals or prevent or limit commercial use.

Failure to enter into significant collaboration agreements may hinder our efforts to develop and commercialize our product candidates and will increase our need to rely on other financing mechanisms, such as sales of securities, to fund our operations.

We have been engaged in efforts to enter into collaborative agreements with one or more pharmaceutical or larger biotechnology companies to assist us with development and/or commercialization of our product candidates. If we are successful in entering into a collaborative agreement we may not be able to negotiate agreements with economic terms similar to those negotiated by other companies. We may not, for example, obtain significant up-front payments or substantial royalty rates. If we fail to enter into collaboration agreements, our efforts to develop and/or commercialize our products or product candidates may be undermined. In addition, if we do not raise funds through collaboration agreements, we will need to rely on other financing mechanisms, such as sales of securities, to fund our operations. Sales of certain securities may substantially dilute the ownership of existing stockholders. If we are unable to complete the sale of such securities, we may become insolvent.

While we have been pursuing these business development efforts for several years, we have not entered into an agreement relating to the potential development or commercialization of Oncophage. Due to the announcement in March 2006 that part I of our Phase 3 trial in renal cell carcinoma did not achieve its primary endpoint in the intent to treat population, and because companies may be skeptical regarding the potential success of a patient-specific product candidate, many companies may be unwilling to commit to an agreement prior to receipt of additional clinical data, if at all. In the absence of such data, potential collaborative partners may demand economic terms that are unfavorable to us, or may be unwilling to collaborate with us at all. Even if Oncophage generates favorable clinical data over the next several years, we may not be able to negotiate a collaborative transaction at all, or negotiate one that provides us with favorable economic terms.

In addition, we would consider license and/or co-development opportunities to advance Aroplatin and AG-707. These products are at an early stage, and collaborative partners or licensees may defer discussions until results from early clinical trials become available, or they may not engage in such discussions at all. Further work on these programs is on hold due to cost-containment efforts.

Because we rely on collaborators and licensees for the development and commercialization of some of our product candidate programs, these programs may not prove successful, and/or we may not receive significant payments from such parties.

Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing, completing regulatory applications, and commercializing product candidates. For example, the development of Oncophage for the treatment of glioma is currently dependent in large part on the efforts of our institutional collaborators, such as the Brain Tumor Research Center at the University of California, San Francisco, which is conducting a Phase 2 clinical trial of Oncophage for the treatment of recurrent glioma. In addition, all product candidates containing QS-21 depend on the success of our collaborative partners or licensees, and the Company’s relationships with these third parties. Such product candidates depend on the successful and adequate manufacture and/or supply of QS-21, and our collaborators and licensees successfully enrolling patients and completing clinical trials, being committed to dedicating the resources to advance these product candidates, obtaining regulatory approvals, and successfully commercializing product candidates.

These development activities may fail to produce marketable products due to unsuccessful results or abandonment of these programs, failure to enter into future collaborations or license agreements, or the inability to manufacture product supply requirements for our collaborators and licensees. For example, in August 2006, Pharmexa A/S announced a decision to cease dosing patients in their Phase 2 clinical trial of their HER-2 Protein AutoVac™ breast cancer vaccine containing our QS-21 adjuvant, after it was determined that the trial was unlikely to meet its primary endpoint. Several of our agreements also require us to transfer important rights and regulatory compliance responsibilities to our collaborators and licensees. As a result of collaborative agreements, we will not control the nature, timing, or cost of bringing these product candidates to market. Our collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing product candidates or elect to collaborate with different companies. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time, we may also become involved in disputes with our collaborators. Such disputes could result in the incurrence of significant expense, or the termination of collaborations. We may be unable to fulfill all of our obligations to our collaborators, which may result in the termination of collaborations. As a result of these factors, our strategic collaborations may not yield revenue. Furthermore, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of securities and would negatively affect our business prospects.

If we are unable to purify heat shock proteins from some cancer types, we may have difficulty successfully initiating clinical trials in new indications or completing our clinical trials, and, even if we do successfully complete our clinical trials, the size of our potential market could decrease.

Our ability to successfully develop and commercialize Oncophage for a particular cancer type depends in part on our ability to purify heat shock proteins from that type of cancer. If we experience difficulties in purifying heat shock proteins for a sufficiently large number of patients in our clinical trials, it may lower the probability of a successful analysis of the data from these trials and, ultimately, the ability to obtain regulatory approvals. For example, our inability to manufacture adequate amounts of Oncophage for approximately 30% of the patients randomized in the Oncophage treatment arm of the Phase 3 metastatic melanoma trial undermined the potential for the trial to meet its pre-specified clinical endpoints. To address this lower success rate for melanoma, we included additional protease inhibitors in the manufacturing process to further limit the breakdown of the product. Subsequent to the implementation of this change, we successfully produced Oncophage for 18 of 23 patients, a success rate of approximately 78%, whereas previously we had produced Oncophage for 123 of 179 patients, a success rate of approximately 69%. The small sample size used subsequent to our process change may make the reported improvement in our manufacturing success unreliable as a predictor of future success.

We have successfully manufactured product for 100%, 10 of 10, of the patients randomized to treatment in our Phase 2 lung cancer trial and 95%, 21 of 22, of the patients randomized to treatment in our Phase 2 metastatic renal cell carcinoma trial. Based on our clinical trials to date, we have been able to manufacture Oncophage from 87% of the tumors delivered to our manufacturing facility in Lexington, Massachusetts; for non-metastatic renal cell carcinoma, 92%; for melanoma, 70%; for colorectal cancer, 98%; for gastric cancer, 81%; for lymphoma, 89%; for glioma, 84%; and for pancreatic cancer, 46%. The relatively low rate of manufactured product for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases, which are enzymes that break down proteins, are believed to degrade the heat shock proteins during the purification process.

We may encounter problems with other types of cancer as we expand our research. If we cannot overcome these problems, the number of cancer types that our heat shock protein product candidates could treat would be limited. In addition, if we commercialize our heat shock protein product candidates, we may not be able to replicate past manufacturing success rates and we may face claims from patients for whom we are unable to produce a vaccine.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.

If we are not able to protect our proprietary technology, trade secrets, and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to 75 issued United States patents and 95 foreign patents. We also have exclusive rights to 16 pending United States patent applications and 69 pending foreign patent applications. However, we currently do not have any issued patents in Russia covering Oncophage and we may not have rights to Oncophage patents in other territories where we may pursue regulatory approval. In addition, our patents may not protect us against our competitors. Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific, and factual questions. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them, and they are challenged, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology.

In addition to our patented technology, we also rely on unpatented technology, trade secrets, and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative, or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information, or in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask a court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the claimed inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the grounds that such other party’s activities do not infringe our patents.

We may not have rights under some patents or patent applications related to some of our existing and proposed products or processes. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, such as those described below, in order to develop, use, manufacture, sell, or import some of our existing or proposed products, or develop or use some of our existing or proposed processes, we or our collaborators may choose to seek, or be required to seek, licenses under third-party patents issued in the United States and abroad, or those that might issue from United States and foreign patent applications. In such an event, we likely would be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to exploit these products or processes.

Furthermore, a third party may claim that we are using inventions covered by such third-party’s patents or other intellectual property rights and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing the third-party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party substantial damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We know of patents issued to third parties relating to heat shock proteins and alleviation of symptoms of cancer. We have reviewed these patents, and we believe, as to each claim in those patents, that we either do not infringe the claim, or that the claim is invalid. Moreover, patent holders sometimes send communications to a number of companies in related fields suggesting possible infringement, and we, like a number of biotechnology companies, have received such communications, including with respect to the third-party patents mentioned above, as well as communications alleging infringement of a patent relating to certain gel-fiberglass structures. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, which we may not be able to do. Proving invalidity, in particular, is difficult, since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

We may become involved in expensive patent litigation or other proceedings, which could result in our incurring substantial costs and expenses or substantial liability for damages, or require us to stop development and commercialization efforts.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights.

The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If patent litigation or other proceeding is resolved against us, we or our collaborators may be enjoined from using, manufacturing, selling, or importing our products or processes without a license from the other party, and we may be held liable for significant damages. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to enter into collaborations with other entities, obtain financing, or compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Our patent protection for any compound or product that we seek to develop may be limited to a particular method of use or indication such that, if a third party were to obtain approval of the compound or product for use in another indication, we could be subject to competition arising from off-label use.

The patent landscape in our business is becoming increasingly congested with competing applications for protection of closely related compounds and technologies that arise from both industrial and academic research. Although we generally seek the broadest patent protection available for our proprietary compounds, competing art may prevent us from obtaining patent protection for the actual composition of matter of any particular compound and we may be limited to protecting a new method of use for the compound or otherwise restricted in our ability to prevent others from exploiting the compound. If we are unable to obtain patent protection for the actual composition of matter of any compound that we seek to develop and commercialize and must rely on method of use patent coverage, we would likely be unable to prevent others from manufacturing or marketing that compound for any use that is not protected by our patent rights. If a third party were to receive marketing approval for the compound for another use, physicians might nevertheless prescribe it for indications that are not described in the product’s labeling or approved by the FDA or other regulatory authorities. Even if we have patent protection of the prescribed indication, as a practical matter, we likely would have little recourse as a result of this off-label use. In that event, our revenues from the commercialization of the compound would likely be adversely affected.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to various license agreements under which we receive the right to practice and use important third-party patent rights and we may enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payment, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

If we fail to retain the services of, and/or maintain positive relations with, key individuals and our employees, we may be unable to successfully develop our product candidates, conduct clinical trials, and obtain financing.

Garo H. Armen, Ph.D., the Chairman of our Board of Directors and our Chief Executive Officer, co-founded Antigenics in 1994 with Pramod K. Srivastava, Ph.D., and has been and continues to be integral to building our company and developing our technology. If Dr. Armen severed his relationship with Antigenics, our business may be adversely impacted.

Effective December 1, 2005, we entered into an employment agreement with Dr. Armen. Subject to the earlier termination as provided in the agreement, the agreement had an original term of one year and is automatically extended thereafter for successive terms of one year each, unless either party provides notice to the other at least ninety days prior to the expiration of the original or any extension term. Dr. Armen plays an important role in our day-to-day activities. We do not carry key employee insurance policies for Dr. Armen or any other employee.

Dr. Srivastava currently has a consulting agreement with us pursuant to which he is retained to provide advice and services to Antigenics from time to time. This agreement has an initial term ending March 31, 2011.

We also rely greatly on employing and retaining other highly trained and experienced senior management and scientific and operations personnel. The competition for these and other qualified personnel in the biotechnology field is intense. In order to reduce our expenses, we have eliminated certain employee benefits, restructured our business, and reduced staffing levels. This restructuring has in many cases eliminated any redundancy in skills and capabilities in key areas. If we are not able to attract and retain qualified personnel, we may not be able to achieve our strategic and operational objectives.

We may face litigation that could result in substantial damages and may divert management’s time and attention from our business.

Antigenics, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two investment banking firms that served as underwriters in our initial public offering have been named as defendants in a federal civil class action lawsuit pending in the United States District Court for the Southern District of New York. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92 for pre-trial purposes. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms’ customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. Dr. Armen has been dismissed without prejudice from the lawsuit pursuant to a stipulation. In June 2004, a stipulation of settlement and release of claims against the issuer defendants, including us, was submitted to the Court for approval. The Court preliminarily approved the settlement in August 2005. In December 2006, the appellate court overturned the certification of classes in six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings. The case involving Antigenics is not one of the six test cases. Class certification had been one of the conditions of the settlement. Accordingly, on June 25, 2007, the Court entered an order terminating the proposed settlement based on a stipulation among the parties to the settlement. Plaintiffs have filed amended master allegations and amended complaints in the six test cases. On March 26, 2008, the Court largely denied the defendants’ motion to dismiss the amended complaints. The parties recently reached a global settlement of the litigation. On April 2, 2009, plaintiffs filed a motion for preliminary approval of the settlement. Under the settlement, which the Court preliminarily approved on June 9, 2009, the insurers would pay the full amount of settlement share allocated to the defendants, and the defendants would bear no financial liability. The company defendants, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, would receive complete dismissals from the case. It is uncertain whether the settlement will receive final Court approval. Regardless of the outcome, participation in this lawsuit diverts our management’s time and attention from our business and may result in our paying damages.

In addition, we are involved in other litigation and may become involved in additional litigation. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation is uncertain.

Our directors and officers insurance policies provide $25.0 million annual aggregate coverage and $25.0 million per occurrence coverage. This limited insurance coverage may not be sufficient to cover us for future claims.

Product liability and other claims against us may reduce demand for our products and/or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and will face even greater risks upon the sale of Oncophage commercially, as well as if we sell our various product candidates commercially. An individual may bring a product liability claim against us if Oncophage or one of our product candidates causes, or merely appears to have caused, an injury. Product liability claims may result in:

•	decreased demand for Oncophage or our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers;

•	costs of related litigation; and

•	substantial monetary awards to plaintiffs.

We manufacture Oncophage from a patient’s cancer cells, and a medical professional must inject Oncophage into the same patient from which it was manufactured. A patient may sue us if a hospital, a shipping company, or we fail to deliver the removed cancer tissue or that patient’s Oncophage. We anticipate that the logistics of shipping will become more complex if the number of patients we treat increases and that shipments of tumor and/or Oncophage may be lost, delayed, or damaged. Additionally, complexities unique to the logistics of commercial products may delay shipments and limit our ability to move commercial product in an efficient manner without incident. Currently, we do not have insurance that covers loss of or damage to Oncophage or tumor material, and we do not know whether such insurance will be available to us at a reasonable price or at all. We have limited product liability coverage for use of our product candidates. Our product liability policy provides $10.0 million aggregate coverage and $10.0 million per occurrence coverage. This limited insurance coverage may be insufficient to fully cover us for future claims.

If we do not comply with environmental laws and regulations, we may incur significant costs and potential disruption to our business.

We use hazardous, infectious, and radioactive materials, and recombinant DNA in our operations, which have the potential of being harmful to human health and safety or the environment. We store these hazardous (flammable, corrosive, toxic), infectious, and radioactive materials, and various wastes resulting from their use, at our facilities pending use and ultimate disposal. We are subject to a variety of federal, state, and local laws and regulations governing use, generation, storage, handling, and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association, and various state and local agencies. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs.

Although we believe that our current procedures and programs for handling, storage, and disposal of these materials comply with federal, state, and local laws and regulations, we cannot eliminate the risk of accidents involving contamination from these materials. Although we have limited pollution liability coverage ($2.0 million) and a workers’ compensation liability policy, we could be held liable for resulting damages in the event of an accident or accidental release, and such damages could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

Risks Related to our Common Stock

Our officers and directors may be able to block proposals for a change in control.

Antigenics Holdings LLC is a holding company that owns shares of our common stock, and as of June 30, 2009, Antigenics Holdings LLC controlled approximately 14% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings LLC can substantially influence all matters requiring a stockholder vote, including:

•	the election of directors;

•	the amendment of our organizational documents; or

•	the approval of a merger, sale of assets, or other major corporate transaction.

Our Chief Executive Officer directly and indirectly owns approximately 48% of Antigenics Holdings LLC. In addition, several of our directors and officers directly and indirectly own approximately 4% of our outstanding common stock.

The unaffiliated holders of certain convertible securities have the right to convert such securities into a substantial percentage of our outstanding common stock.

According to publicly filed documents, Mr. Brad M. Kelley beneficially owns 5,546,240 shares of our outstanding common stock and 31,620 shares of our series A convertible preferred stock. The shares of preferred stock are currently convertible at any time into 2,000,000 shares of common stock at an initial conversion price of $15.81, are non-voting, and carry a 2.5% annual dividend yield. If Mr. Kelley had converted all of the shares of preferred stock on June 30, 2009, he would have held approximately 9% of our outstanding common stock. We currently have a right of first refusal agreement with Mr. Kelley that provides us with limited rights to purchase certain of Mr. Kelley’s shares if he proposes to sell them to a third party.

Mr. Kelley’s substantial ownership position provides him with the ability to substantially influence the outcome of matters submitted to our stockholders for approval. Furthermore, collectively, Mr. Kelley and Antigenics Holdings LLC control approximately 21% of our outstanding common stock as of June 30, 2009, providing substantial ability, if they vote in the same manner, to determine the outcome of matters submitted to a stockholder vote. If Mr. Kelley were to convert all of his preferred stock into common stock, the combined total would increase to 23%. Additional purchases of our common stock by Mr. Kelley also would increase both his percentage of outstanding voting rights and the percentage combined with Antigenics Holdings LLC. While Mr. Kelley’s shares of preferred stock do not carry voting rights, the shares of common stock issuable upon conversion carry the same voting rights as other shares of common stock.

On October 30, 2006, we issued $25.0 million of our 2006 Notes to a group of institutional investors. These 2006 Notes, together with any interest paid in the form of additional 2006 Notes, are convertible into our common stock at an initial fixed conversion price of $3.50 per share at the option of the investors. On June 30, 2009, one holder of the 2006 Notes had holdings which, if totally converted into shares of our common stock, would result in this holder owning 7,045,000 shares. If such holder had exercised such conversion right on June 30, 2009, such holder would have owned approximately 8% of our outstanding common stock.

While the 2006 Notes do not carry any voting rights, the common stock issuable upon conversions of such securities do carry the same voting rights as other shares of common stock. The ownership positions following any such conversions, along with any open market purchases by such holders, could provide the holders with the ability to substantially influence the outcome of matters submitted to our stockholders for approval.

Provisions in our organizational documents could prevent or frustrate attempts by stockholders to replace our current management.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our Board of Directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our Board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our Board of Directors may issue additional shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of additional preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our Board of Directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and director nominations and permit only our President or a majority of the Board of Directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the Board of Directors approves the transaction. Our Board of Directors may use this provision to prevent changes in our management. Also, under applicable Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

Our stock has generally had low trading volume, and its public trading price has been volatile.

Between our initial public offering on February 4, 2000 and June 30, 2009, and for the six months ended June 30, 2009, the closing price of our common stock has fluctuated between $0.30 and $52.63 per share and $0.30 and $2.67 per share, respectively. The average daily trading volume for the six months ended June 30, 2009 was approximately 1,751,000 shares, which is a significant increase from our average trading volume for the three months ended March 31, 2009 of 111,000 shares. The market may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

•	continuing operating losses, which we expect over the next several years as we continue our development activities;

•	announcements of decisions made by public officials;

•	results of our preclinical studies and clinical trials;

•	announcements of technological innovations, new commercial products, failures of products, or progress toward commercialization by our competitors or peers;

•	developments concerning proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results with respect to product candidates under development by us or by our competitors;

•	regulatory developments; and

•	quarterly fluctuations in our financial results.

The sale of a significant number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of June 30, 2009, we had 78,189,087 shares of common stock outstanding. All of these shares are eligible for sale on the NASDAQ, although certain of the shares are subject to sales volume and other limitations. We have filed registration statements to permit the sale of 25,436,831 shares of common stock under our equity incentive plan and certain equity plans that we assumed in the acquisitions of Aquila Biopharmaceuticals, Inc. and Aronex Pharmaceuticals, Inc. We have also filed registration statements to permit the sale of 1,000,000 shares of common stock under our employee stock purchase plan, to permit the sale of 450,000 shares of common stock under our Directors’ Deferred Compensation Plan, to permit the sale of 17,417,434 shares of common stock pursuant to the private placement agreement dated January 9, 2008 and to permit the sale of 14,000,000 shares of common stock pursuant to the private placement agreement dated April 8, 2008. As of June 30, 2009, an aggregate of 39,552,670 shares remain available for sale under these registration statements. The market price of our common stock may decrease based on the expectation of such sales.

As of June 30, 2009, options to purchase 6,835,131 shares of our common stock with a weighted average exercise price per share of $4.57 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to four years following the date of grant. As of June 30, 2009, we have 1,872,919 nonvested shares outstanding.

Because we are a relatively small public company we believe we have been disproportionately negatively impacted by the Sarbanes-Oxley Act of 2002 and related regulations which have increased our costs in the past and have required additional management resources.

The Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and the NASDAQ have historically resulted in significant costs to us. In addition, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations regarding the required assessment of our internal control over financial reporting, and our independent registered public accounting firm’s audit of internal control over financial reporting, have required commitments of significant management time. We expect these commitments to continue. Additionally, these laws and regulations could make it more difficult for us to attract and retain qualified members for our Board of Directors, particularly independent directors, or qualified executive officers.

Our internal control over financial reporting, as defined in Rules 13a-15 of the Securities Exchange Act of 1934 (the “Securities Exchange Act”), is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all deficiencies or weaknesses in our financial reporting. While our management has concluded that there were no material weaknesses in our internal control over financial reporting as of December 31, 2008, our procedures are subject to the risk that our controls may become inadequate because of changes in conditions or as a result of a deterioration in compliance with such procedures. No assurance is given that our procedures and processes for detecting weaknesses in our internal control over financial reporting will be effective.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements. Except for strictly historical information contained herein, matters discussed in this report constitute forward-looking statements. Generally, these statements can be identified by the use of terms like “believe,” “expect,” “anticipate,” “plan,” “may,” “will,” “could,” “estimate,” “potential,” “opportunity,” “future,” “project,” and similar terms.

Forward-looking statements include, but are not limited to, statements about generating sales from Oncophage in Russia, generating royalty revenue from QS-21 in the 2010 timeframe, our or our partners’ or licensees’ plans for performing plans or timelines for performing and completing research, preclinical studies and clinical trials, and releasing data, plans or timelines for initiating new clinical trials, expectations regarding research, preclinical studies, clinical trials, and regulatory processes (including additional clinical studies for Oncophage in renal cell carcinoma), expectations regarding test results, future product research and development activities, the expected effectiveness and safety profile of therapeutic drugs, vaccines, and combinations in treating diseases, statements regarding the potential benefit of Oncophage in kidney cancer based on a subgroup of interim analysis, applicability of our heat shock protein technology to multiple cancers and infectious diseases, competitive position, plans for regulatory filings and meetings with regulatory authorities (including potential requests for meetings with the FDA regarding Oncophage clinical studies and seeking conditional authorization of Oncophage in Europe and approvals for Oncophage in other markets outside the United States), the sufficiency of our clinical trials in renal cell carcinoma and melanoma, or subgroup analyses of data from these trials, to support a BLA or foreign marketing application for product approval, possible receipt of future regulatory approvals, the performance of collaborative partners in, and revenue expectations from, our strategic license and partnering collaborations, expected liquidity and cash needs, plans to commence, accelerate, decelerate, postpone, discontinue, or resume clinical programs, the rate of our net cash burn (defined as cash used in operating activities plus capital expenditures, debt repayments, and dividend payments), plans for commercial launch, and sales and marketing activities in Russia, implementation of corporate strategy, increased foreign currency exposure when we commercialize in Russia, and future financial performance.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, among others, that clinical trials may not demonstrate that our products are safe and more effective than current standards of care; that the subgroup analyses of our Oncophage clinical trials do not predict survival or efficacy of the product in future studies or use of Oncophage; that we may be unable to obtain sufficient funding or the regulatory authorization necessary to conduct additional clinical trials; that we may not be able to enroll sufficient numbers of patients in our clinical trials; that we may not be able to enroll sufficient number of patients in our clinical trials; that we may be unable to obtain the regulatory review or approval necessary to commercialize our product candidates because regulatory agencies are not satisfied with our trial protocols or the results of our trials; that we may fail to adequately protect our intellectual property or that it is determined that we infringe on the intellectual property of others; our strategic licenses and partnering collaborations may not meet expectations; that we or our business partners may fail to take all steps necessary for the successful commercial launch of Oncophage in Russia; that we may not be able to secure adequate reimbursement mechanisms and/or private-pay for Oncophage in Russia; that Oncophage may not achieve conditional approval in Europe in 2009, if ever, because we may not successfully address issues associated with post-hoc analysis, subgroup analysis, lack of immunological data, product characterization, or other issues that may be of concern to the European Medicines Agency; that named patient programs may not be launched in the near-term, if ever, and if launched may not generate significant revenue, if any; manufacturing problems may cause product development and launch delays and unanticipated costs; our ability to raise additional capital; our ability to attract and retain key employees; changes in financial markets, regulatory requirements, and geopolitical developments; the solvency of counterparties under material agreements, including subleases; general real estate risks; and the matters described under the heading “Risk Factors.”

USE OF PROCEEDS

The net proceeds from any disposition of the shares covered hereby would be received by the selling stockholders or their transferees. We would not receive any of the proceeds from any such sale of the common stock offered by this prospectus.

SELLING STOCKHOLDERS

We have prepared this prospectus to allow the selling stockholders or their pledgees, donees, transferees or other successors in interest, to sell, from time to time, up to 6,461,988 shares of our common stock which the selling stockholders have acquired in private placement transactions, and up to 6,062,789 shares of our common stock issuable upon the exercise of warrants which are held by the stockholders named below.

All of the common stock offered by this prospectus may be offered by the selling stockholders for their own accounts. We would receive no proceeds from any such sale of these shares by the selling stockholders.

2009 Private Placements

On August 3, 2009, we completed a private placement pursuant to which we issued and sold (i) 5,000,000 shares of our common stock, and (ii) warrants to acquire up to 4,673,900 shares of our common stock. On August 4, 2009, we completed a second private placement pursuant to which we issued and sold (i) 4,385,964 shares of our common stock, and (ii) warrants to acquire up to 4,166,667 shares of our common stock. We raised gross proceeds of $20.0 million from these placements.

Each investor in the placements executed Securities Purchase Agreements, and represented to us that it was an accredited investor purchasing the securities for its own account. The investors participating in the placements received registration rights with respect to the shares, and this prospectus is part of the registration statement filed as part of such obligations.

The following table sets forth information with respect to our common stock known to us to be beneficially owned by the selling stockholders as of August 4, 2009. While all the shares that are issuable to the selling stockholders upon exercise of the warrants are included in the number of shares that may be offered under this prospectus, the warrants include a beneficial ownership cap that prohibits their exercise if, following the exercise, the holder beneficially owns more than 4.99% of our issued and outstanding common stock. The holders, upon not less than 61 days’ prior notice to us, may increase or decrease this limitation, provided that the limitation does not exceed 9.99% of our issued and outstanding common stock. The shares that the selling stockholders are prevented from acquiring as a result of the beneficial ownership cap contained therein are not shown in the table as beneficially owned by the selling stockholders. To our knowledge, except as otherwise disclosed herein, the selling stockholders have sole voting and investment power over the common stock listed in the table below. Except as otherwise disclosed herein, the selling stockholders, to our knowledge, have had no material relationship with us during the three years immediately preceding the consummation of the placements, other than BAM Opportunity Fund, L.P.’s participation as an investor in our April 2008 private placement and as an owner of our common stock or other securities.

	Beneficial Ownership of Common Stock Prior to the Offering				Common Stock that May Be Offered Pursuant to This Prospectus	Beneficial Ownership of Common Stock After the Offering
Name of Selling Stockholder	Number of Shares		Percent of Class			Number of Shares		Percent of Class
BAM Opportunity Fund, L.P.	5,000,000	(2)	5.61	(5)	9,673,900	—	(1)	—
Hudson Bay Fund LP	526,316	(3)	0.59	(5)	1,026,316	—	(1)	—
Hudson Bay Overseas Fund, Ltd.	935,672	(4)	1.05	(5)	1,824,561	—	(1)	—

(1)	Assumes that all of the shares held by the selling stockholders covered by this prospectus are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering. However, as the selling stockholders can offer all, some, or none of their common stock, no definitive estimate can be given as to the number of shares that the selling stockholders will ultimately offer or sell under this prospectus.

(2)

BAM Opportunity Fund, L.P. beneficially owns 5,000,000 shares of our common stock and holds warrants to purchase up to 10,673,900 additional shares of our common stock. In accordance with the terms of the warrants, the selling stockholder is restricted from beneficially owning in excess of 4.99%, and in certain circumstances 9.99%, of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of the warrants. Ross Berman and Hal Mintz are both managing members of BAM Capital, LLC, the general partner of BAM Opportunity Fund, L.P., and are the managing members of BAM Management, LLC, the investment manager to BAM Opportunity Fund, L.P., and in such capacity BAM Capital, LLC, BAM Management, LLC, and Messrs. Berman and Mintz have voting, dispositive, and investment power of these shares. BAM Capital, LLC, BAM Management, LLC, and Messrs. Berman and Mintz each disclaim beneficial ownership of such common stock except to the extent of their pecuniary interest therein.

(3)	Hudson Bay Fund LP beneficially owns 526,316 shares of our common stock and holds warrants to purchase up to 500,000 additional shares of our common stock. None of the warrants is exercisable until after February 1, 2010. Sander Gerber has voting and investment power over these securities. Sander Gerber disclaims beneficial ownership of the securities held by Hudson Bay Fund LP.

(4)	Hudson Bay Overseas Fund, Ltd. beneficially owns 935,672 shares of our common stock and holds warrants to purchase up to 888,889 additional shares of our common stock. None of the warrants is exercisable until after February 1, 2010. Sander Gerber has voting and investment power over these securities. Sander Gerber disclaims beneficial ownership of the securities held by Hudson Bay Overseas Fund, Ltd.

(5)	Calculated based on 89,197,105 shares of common stock issued and outstanding on August 4, 2009.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock is subject to and qualified in its entirety by reference to our charter and by-laws, copies of which are on file with the Securities and Exchange Commission (the “SEC”) as exhibits to previous SEC filings. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.

We have authority to issue 250,000,000 shares of common stock, par value $0.01 per share. As of August 4, 2009, we had 89,197,105 shares of common stock outstanding.

General

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for payment of dividends, as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock offered by this prospectus will, when issued, be fully paid and nonassessable.

Dividend Policy

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, for the future operation and expansion of our business. Any future payment of dividends on our common stock will be at the discretion of our Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, and other factors that our Board of Directors deems relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its telephone number is (800) 937-5449.

NASDAQ Capital Market

Our common stock is listed on The NASDAQ Capital Market under the symbol “AGEN.”

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein include donees, pledgees, transferees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution, or other transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 (the “Securities Act”) amending the list of the selling stockholders to include the pledgee, transferee, or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders are subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, (2) the date on which the shares may be sold without volume limitations by non-affiliates pursuant to Rule 144 of the Securities Act, or eleven years after the registration statement becomes effective.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby has been passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Antigenics Inc. as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under file number 0-29089. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits and schedules which may be obtained as described herein.

The SEC allows us to “incorporate by reference” the information contained in documents that we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We hereby incorporate by reference the documents listed below (File No. 0-29089).

•	our annual report on Form 10-K for the fiscal year ended December 31, 2008 as filed on March 16, 2009;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009 as filed on May 11, 2009;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2009 as filed on August 10, 2009;

•

our current reports on Form 8-K filed on January 21, 2009, February 4, 2009, March 30, 2009, April 17, 2009, April 22, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 5, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009 (other than with respect to Item 2.02) and August 5, 2009;

•	our proxy statement on Schedule 14A filed with the SEC on April 27, 2009; and

•

the description of our common stock contained in our registration statements on Forms 8-A filed under the Securities Exchange Act on January 24, 2000, including any amendment or reports filed for the purpose of updating such descriptions.

Each person to whom a prospectus is delivered will receive a copy of all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. You may obtain copies of these filings, at no cost, through the “Investor Relations” section of our website (www.antigenics.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:

Antigenics Inc.

Attention: Secretary

3 Forbes Road

Lexington, MA 02421

Telephone: (781) 674-4400

The information contained on our website is not a part of this prospectus.

            , 2009

PROSPECTUS

Common Stock

12,524,777 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us.

Securities and Exchange Commission registration fee	$1,468
Printing and engraving expenses*	3,000
Accountant’s fees and expenses*	6,000
Legal fees and expenses*	15,000

Total	$25,468

*	Estimated

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another business enterprise in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation’s power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, provided that no indemnification shall be provided in such actions in the event of any adjudication of negligence or misconduct in the performance of such person’s duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply. Section 145 of the Delaware General Corporation Law also permits, in general, a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred by such person in such capacity, whether or not the corporation would have the power to indemnify such person against such liability.

We have entered into indemnification agreements with each of our directors and certain executive officers and have obtained insurance covering our directors and officers against losses and insuring us against certain of our obligations to indemnify our directors and officers.

Our Third Amended and Restated By-Laws provide that we shall indemnify each of our directors and officers, to the maximum extent permitted from time to time by law, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by reason of the fact that he or she is a director or officer.

This right of indemnification conferred in our Third Amended and Restated By-Laws is not exclusive of any other right.

In addition, as permitted by Section 102 of the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of their fiduciary duty as directors except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

These indemnification provisions may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

The below listed payments relate to compensation to a third-party consultant, Raifarm Limited or its affiliates (collectively, “Raifarm”), for services rendered in relation to the registration and commercialization activities in Russia for Oncophage pursuant to a Master Services Agreement between us and Raifarm, as amended from time to time. The offer, issuance, and delivery of the below listed shares of common stock to Raifarm in the manner contemplated by the Master Services Agreement did not require registration under Section 5 of the Securities Act because the transactions were exempted transactions under Section 4(2) of the Securities Act. This determination was based upon and assuming the accuracy of representations and warranties we obtained from Raifarm and compliance by Raifarm with the offering and transfer procedures and restrictions described in the Master Services Agreement and related documents with Raifarm.

	Title of Each Class of Security	Amount of Securities	Nature of Transaction
September 2007	Common Stock, par value $0.01	8,333	Shares issued for services rendered
Various dates, February – July, 2008	Common Stock, par value $0.01	346,509	Shares issued for services rendered

In June 2009, we entered into Securities Exchange Agreements with the parties listed below, who are holders of the Company’s 2005 Notes, in the amounts set forth beside their name, to issue shares, in the amount set forth beside their name, of our common stock (the “Shares”) in exchange for cancellation of the 2005 Notes, including accrued and unpaid interest, held by such parties. The issuance of the Shares did not require registration under Section 5 of the Securities Act because the Shares were exempted under Section 3(a)(9) of the Securities Act.

Name of Party	Aggregate Amount of 2005 Notes Held	Amount of Shares Issued	Nature of Transaction
Tang Capital Partners, LP	$12,442,000	4,028,838	Shares issued for cancellation of 2005 Notes
The Conus Partners L.P., The Conus Fund Offshore Master Fund Ltd., The Conus Fund (QP) L.P.	$2,000,000	666,666	Shares issued for cancellation of 2005 Notes
The Wolverine Convertible Arbitrage Fund Trading Limited	$1,500,000	477,528	Shares issued for cancellation of 2005 Notes

The securities in each of the four private placement transactions described below were issued in reliance upon the exemptions from the registration under the Securities Act provided by Regulation D and Section 4(2). The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The investors in each of the private placements were “Accredited Investors” as that term is defined in Rule 501 of Regulation D.

On January 9, 2008, we entered into a Securities Purchase Agreement pursuant to which we issued and sold to certain accredited investors shares of our common stock and warrants for an aggregate purchase price of $26.1 million. Under the terms of this agreement, the investors in the private placement purchased (1) 8,708,717 shares of common stock, (2) ten-year warrants to purchase, at an exercise price of $3.00 per share, up to 8,708,717 shares of common stock, and (3) contingent warrants (the “Contingent Warrants”) to purchase, at an exercise price of $3.00 per unit, up to (A) 8,708,717 shares of common stock and (B) ten-year warrants to purchase, at an exercise price of $3.00 per share, 8,708,717 shares of common stock. The exercise of the Contingent Warrants was contingent upon the completion of a qualifying financing transaction within two years of the closing date of the private placement. No underwriting discounts or commissions are associated with this placement.

On April 8, 2008, we entered into a Securities Purchase Agreement pursuant to which we issued and sold to certain accredited investors shares of our common stock and warrants at a price of $3.00 for each share and warrant sold, for an aggregate purchase price of $21 million. Under the terms of this agreement, the investors in the private placement purchased an aggregate of (1) 7,000,000 shares of common stock and (2) five-year warrants to purchase, at an exercise price of $3.75 per share, up to 7,000,000 shares of common stock. We paid Rodman & Renshaw, as placement agent, a cash placement fee equal to 6% of the aggregate purchase price.

On July 30, 2009, we entered into a Securities Purchase Agreement pursuant to which we issued and sold to an accredited investor shares of our common stock and warrants to purchase our common stock for an aggregate purchase price of $10 million. Under the terms of this agreement, the investor in the private placement purchased 5,000,000 shares of common stock at $2.00 per share, and also received six-month warrants to purchase up to 2,500,000 additional shares of common stock at an exercise price of $2.00 per share and four-year warrants to purchase up to 2,173,900 additional shares of common stock at an exercise price of $2.30 per share. We paid Rodman & Renshaw, as placement agent, a cash placement fee equal to 6% of the aggregate purchase price.

On August 3, 2009, we entered into a Securities Purchase Agreement pursuant to which we issued and sold to certain accredited investors shares of our common stock and warrants to purchase our common stock for an aggregate purchase price of $10 million. Under the terms of this agreement, the investors in the private placement purchased 4,385,965 shares of common stock at $2.28 per share, and also received six-month warrants to purchase up to 2,192,982 additional shares of common stock at an exercise price of $2.31 per share and four-year warrants to purchase up to 1,973,685 additional shares of common stock at an exercise price of $2.50 per share. The warrants are not exercisable for the first six months following the closing. In connection with the private placement, we paid an aggregate of approximately $650,000 to Rodman & Renshaw, as placement agent, and Wharton Capital Partners, as financial advisor.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

See Exhibit Index following the signature page of this registration statement.

ITEM 17.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a further post-effective amendment to the registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C) Provided, further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Antigenics Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 12, 2009.

ANTIGENICS INC.

By:	/s/ Garo H. Armen, Ph.D.
Garo H. Armen, Ph.D.
Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Garo H. Armen and Shalini Sharp, and each of them singly, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-1 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Garo H. Armen, Ph.D. Garo H. Armen, Ph.D.	Chief Executive Officer and Chairman of the Board of Directors	August 12, 2009

/s/ Shalini Sharp Shalini Sharp	Chief Financial Officer (Principal Financial Officer)	August 12, 2009

/s/ Christine M. Klaskin Christine M. Klaskin	Vice President, Finance (Principal Accounting Officer)	August 12, 2009

/s/ Brian Corvese Brian Corvese	Director	August 12, 2009

/s/ Tom Dechaene Tom Dechaene	Director	August 12, 2009

/s/ John Hatsopoulos John Hatsopoulos	Director	August 12, 2009

Wadih Jordan	Director

/s/ Hyam I. Levitsky, M.D. Hyam I. Levitsky, M.D.	Director	August 12, 2009

/s/ Timothy Rothwell Timothy Rothwell	Director	August 12, 2009

/s/ Timothy R. Wright Timothy R. Wright	Director	August 12, 2009

EXHIBIT INDEX

The following is a list of exhibits filed as part of this registration statement.

Exhibit No.	Description

1.1	Placement Agent Agreement dated July 28, 2009 by and between Antigenics Inc. and Rodman & Renshaw, LLC. Filed herewith.

3.1	Amended and Restated Certificate of Incorporation of Antigenics. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 10, 2002 and incorporated herein by reference.

3.1.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 11, 2007 and incorporated herein by reference.

3.2	Third Amended and Restated By-laws of Antigenics Inc. Filed as Exhibit 3.2 to our amendment to Quarterly Report on Form 10-Q/A (File No. 0-29089) for the quarter ended September 30, 2008 and incorporated herein by reference.

3.3	Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock of Antigenics Inc. Filed with the Secretary of State of the State of Delaware on September 24, 2003. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 25, 2003 and incorporated herein by reference.

3.4	Certificate of Designations, Preferences and Rights of the Class B Convertible Preferred Stock of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 5, 2007 and incorporated herein by reference.

4.1	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.

4.2	Securities Purchase Agreement dated as of July 30, 2009 by and between Antigenics Inc., a Delaware corporation and the investor listed on Schedule I thereto. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on August 3, 2009 and incorporated herein by reference.

4.2.1	Securities Purchase Agreement dated as of August 3, 2009 by and between Antigenics Inc., a Delaware corporation and the investors listed on Schedule I thereto. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on August 5, 2009 and incorporated herein by reference.

4.3	Form of 6 Month Warrant under the Securities Purchase Agreement dated July 30, 2009. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 0-29089) filed on August 3, 2009 and incorporated herein by reference.

4.3.1	Form of 6 Month Warrant under the Securities Purchase Agreement dated August 3, 2009. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 0-29089) filed on August 5, 2009 and incorporated herein by reference.

4.4	Form of 4 Year Warrant under the Securities Purchase Agreement dated July 30, 2009. Filed as Exhibit 4.2 to our Current Report on Form 8-K (File No. 0-29089) filed on August 3, 2009 and incorporated herein by reference.

4.4.1	Form of 4 Year Warrant under the Securities Purchase Agreement dated August 3, 2009. Filed as Exhibit 4.2 to our Current Report on Form 8-K (File No. 0-29089) filed on August 5, 2009 and incorporated herein by reference.

4.5	Second Amendment of Rights with respect to Events of Default and Issuance of Other Securities by and between Antigenics Inc. and Ingalls & Snyder Value Partners L.P. dated June 3, 2009 and Third Amendment of Rights with respect to Events of Default and Issuance of Other Securities by and between Antigenics Inc. and Ingalls & Snyder Value Partners L.P. dated June 4, 2009. Filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.

5.1	Opinion of Ropes & Gray LLP dated August 12, 2009. Filed herewith.

10.1*	1999 Equity Incentive Plan, as amended. Filed as Exhibit 10.1 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2008 and incorporated herein by reference.

10.1.2	Form of Non-Statutory Stock Option. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on December 15, 2004 and incorporated herein by reference.

10.1.3*	Form of 2007 Restricted Stock Award Agreement. Filed as Exhibit 10.1.5 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.1.4*	Form of 2008 Restricted Stock Award Agreement. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on March 11, 2008 and incorporated herein by reference.

10.2*	1999 Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 11, 2007 and incorporated herein by reference.

10.3	Founding Scientist’s Agreement between Antigenics and Pramod K. Srivastava, Ph.D. dated March 28, 1995. Filed as Exhibit 10.3 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.

10.3.1(1)	Amendment to Founding Scientist’s Agreement dated January 1, 2003. Filed as Exhibit 10.29 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2002 and incorporated herein by reference.

10.4	Form of Indemnification Agreement between Antigenics and its directors and executive officers. These agreements are materially different only as to the signatories and the dates of execution. Filed as Exhibit 10.4 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference. Current schedule identifying the directors and executive officers filed as Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.

10.5(1)	Patent License Agreement between Antigenics and Mount Sinai School of Medicine dated November 1, 1994, as amended on June 5, 1995. Filed as Exhibit 10.8 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.

10.6(1)	Sponsored Research and Technology License Agreement between Antigenics and Fordham University dated March 28, 1995, as amended on March 22, 1996. Filed as Exhibit 10.9 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.

10.7*	Antigenics 401(k) Plan. Filed as Exhibit 10.17 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.

10.8*	Antigenics L.L.C. Incentive Equity Plan. Filed as Exhibit 10.18 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.

10.9	Lease Agreement by and between Aquila Biopharmaceuticals, Inc. and NDNE 9/90 Corporate Center LLC effective September 19, 1997. Filed as Exhibit 10.1 to Amendment No. 1 to registration statement on Form S-3 of Aquila Biopharmaceuticals, Inc. (File No. 333-46641) and incorporated herein by reference.

10.9.1	First Amendment to Lease Agreement by and between Aquila Biopharmaceuticals, Inc. and NDNE 9/90 Corporate Center LLC dated December 17, 1997. Filed as Exhibit 10.1 to Amendment No. 1 to registration statement on Form S-3 of Aquila Biopharmaceuticals, Inc. (File No. 333-46641) and incorporated herein by reference.

10.9.2	Second Amendment to Lease Agreement by and between Aquila Biopharmaceuticals, Inc. and NDNE 9/90 Corporate Center LLC dated January 14, 1998. Filed as Exhibit 10.1 to Amendment No. 1 to registration statement on Form S-3 of Aquila Biopharmaceuticals, Inc. (File No. 333-46641) and incorporated herein by reference.

10.9.3	Third Amendment to Lease Agreement by and between Aquila Biopharmaceuticals, Inc. and NDNE 9/90 Corporate Center LLC dated February 3, 1998. Filed as Exhibit 10.1 to Amendment No. 1 to registration statement on Form S-3 of Aquila Biopharmaceuticals, Inc. (File No. 333-46641) and incorporated herein by reference.

10.9.4	Fourth Amendment to Lease Agreement by and between Aquila Biopharmaceuticals, Inc. and NDNE 9/90 Corporate Center LLC dated February 27, 1998. Filed as Exhibit 10.1 to Amendment No. 1 to registration statement on Form S-3 of Aquila Biopharmaceuticals, Inc. (File No. 333-46641) and incorporated herein by reference.

10.9.5	Fifth Amendment to Lease Agreement by and between Aquila Biopharmaceuticals, Inc. and NDNE 9/90 Corporate Center LLC dated March 13, 1998. Filed as Exhibit 10.1 to Amendment No. 1 to registration statement on Form S-3 of Aquila Biopharmaceuticals, Inc. (File No. 333-46641) and incorporated herein by reference.

10.9.6	Sixth Amendment to Lease Agreement by and between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.) and wholly owned subsidiary of Antigenics and NDNE 9/90 Corporate Center LLC dated March 16, 2004. Filed as Exhibit 10.9.6 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.10	Consent to Assignment of Lease Agreement by and between Aquila Biopharmaceuticals, Inc., Antigenics Inc., a Massachusetts corporation and wholly owned subsidiary of Antigenics, and NDNE 9/90 Corporate Center LLC dated May 8, 2001. Filed as Exhibit 10.10 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.11	First Amendment to Consent to Sublease Agreement by and between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.) and wholly owned subsidiary of Antigenics, GTC Biotherapeutics, Inc., and NDNE 9/90 Corporate Center LLC dated March 16, 2004. Filed as Exhibit 10.11 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.12	Sublease Agreement between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.) and wholly owned subsidiary of Antigenics, and GTC Biotherapeutics, Inc. dated July 16, 2002. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2002 and incorporated herein by reference.

10.12.1	First Amendment to Sublease Agreement between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.) and wholly owned subsidiary of Antigenics, and GTC Biotherapeutics, Inc. dated March 16, 2004. Filed as Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on April 1, 2004 and incorporated herein by reference.

10.13	Leasehold Lease Agreement between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.) and wholly owned subsidiary of Antigenics, and GTC Biotherapeutics, Inc. dated July 19, 2002. Filed as Exhibit C of Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2002 and incorporated herein by reference.

10.13.1	First Amendment to Leasehold Lease Agreement between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.) and wholly owned subsidiary of Antigenics, and GTC Biotherapeutics, Inc. dated March 16, 2004. Filed as Exhibit B of Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on April 1, 2004 and incorporated herein by reference.

10.14	Side Letter between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.), and GTC Biotherapeutics, Inc. dated March 16, 2004. Filed as Exhibit 10.14 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.15	Antigenics Consent Agreement between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.), GTC Biotherapeutics, Inc., and General Electric Capital Corporation dated February 28, 2007. Filed as Exhibit 10.15 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.16	Sublease Agreement by and between Antigenics Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.), and PP Manufacturing, a Delaware corporation, dated March 16, 2004. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on April 1, 2004 and incorporated herein by reference.

10.17(1)	Exclusive License Agreement dated September 24, 1986, between Aronex Pharmaceuticals, Inc. (formerly Argus Pharmaceuticals Inc.), The University of Texas System Board of Regents and The University of Texas M.D. Anderson Cancer Center. Filed as Exhibit 10.8 to the registration statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.

10.18(1)	Exclusive License Agreement dated July 1, 1988, between Aronex Pharmaceuticals, Inc., (formerly Argus Pharmaceuticals Inc.), The University of Texas System Board of Regents and The University of Texas M.D. Anderson Cancer Center. Filed as Exhibit 10.10 to the registration statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.

10.18.1(1)	Amendments No. 1, 2, 3, 5, 6 and 7 to Exclusive License Agreement and Letter Agreement, dated July 18, 2005, among Aronex Pharmaceuticals, Inc. (formerly Argus Pharmaceuticals Inc.), The University of Texas System Board of Regents and The University of Texas M.D. Anderson Cancer Center. Filed as Exhibit 10.18.1 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.18.2(1)	Amendment No. 4 to Exclusive License Agreement, dated July 9, 1993, among Aronex Pharmaceuticals, Inc. (formerly Argus Pharmaceuticals Inc.), The University of Texas System Board of Regents and The University of Texas M.D. Anderson Cancer Center. Filed as Exhibit 10.20 to the registration statement on Form S-1 (File No. 333-71166) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.

10.19(1)	Amended and Restated License Agreement, dated September 1, 2003, between Antigenics Inc. and Sumitomo Pharmaceuticals Co., Ltd. Filed as Exhibit 10.19 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.20	Lease of Premises at 3 Forbes Road, Lexington, Massachusetts dated as of December 6, 2002 from BHX, LLC, as Trustee of 3 Forbes Realty Trust, to Antigenics. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 8, 2003 and incorporated herein by reference.

10.20.1	First Amendment of Lease dated as of August 15, 2003 from BHX, LLC as trustee of 3 Forbes Road Realty, to Antigenics Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2004 and incorporated herein by reference.

10.20.2	Second Amendment of Lease dated as of March 7, 2007 from BHX, LLC as trustee of 3 Forbes Road Realty, to Antigenics Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2007 and incorporated herein by reference.

10.20.3	Third Amendment to Lease dated April 23, 2008 between TBCI, LLC, as successor to BHX, LLC, as Trustee of 3 Forbes Road Realty Trust, and Antigenics Inc. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2008 and incorporated herein by reference.

10.20.4	Fourth Amendment to Lease dated September 30, 2008 between TBCI, LLC, as successor to BHX, LLC, as Trustee of 3 Forbes Road Realty Trust, and Antigenics Inc. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2008 and incorporated herein by reference.

10.21*	Antigenics Inc. Directors’ Deferred Compensation Plan, as amended. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 11, 2007 and incorporated herein by reference.

10.22(1)	License Agreement between the University of Connecticut Health Center and Antigenics Inc. dated May 25, 2001, as amended on March 18, 2003. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q/A (File No. 0-29089) for the quarter ended March 31, 2003 and incorporated herein by reference.

10.23*	Employment Agreement dated February 20, 2007 between Antigenics Inc. and Shalini Sharp. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on February 26, 2007 and incorporated herein by reference.

10.24*	Employment Agreement dated February 20, 2007 between Antigenics Inc. and Kerry Wentworth. Filed as Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on February 26, 2007 and incorporated herein by reference.

10.25*	Employment Agreement dated December 1, 2005 between Antigenics Inc. and Garo Armen. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on December 7, 2005 and incorporated herein by reference.

10.26*	Executive Change of Control Plan. Filed as Exhibit 10.33 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2005 and incorporated herein by reference.

10.26.1*	Amended and Restated Executive Change-in-Control Plan. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 15, 2009 and incorporated herein by reference.

10.27*	2004 Executive Incentive Plan. Filed as Exhibit 10.28 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.

10.28*	Consulting Agreement dated March 28, 2006 between Antigenics Inc. and Pramod Srivastava. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on March 28, 2006 and incorporated herein by reference.

10.29(1)	License Agreement by and between Antigenics, Inc. and GlaxoSmithKline Biologicals SA dated July 6, 2006. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2006 and incorporated herein by reference.

10.30(1)	Manufacturing Technology Transfer and Supply Agreement by and between Antigenics, Inc. and GlaxoSmithKline Biologicals SA dated July 6, 2006. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2006 and incorporated herein by reference.

10.30.1(1)	Amended and Restated Manufacturing Technology Transfer and Supply Agreement dated January 16, 2009. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2009 and incorporated herein by reference.

10.31(1)	Binding Letter of Intent by and between Antigenics, Inc. and GlaxoSmithKline Biologicals SA dated July 6, 2007. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2007 and incorporated herein by reference.

10.32	Standard Form of Loft Lease effective October 24, 2006 between 162 Fifth Avenue Associates LLC and Antigenics Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2006 and incorporated herein by reference.

10.33	Form of the Johns Hopkins University Uniform Provisions for Board Service. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 13, 2006 and incorporated herein by reference.

10.34	License Agreement by and between Antigenics, Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.), Neuralab Limited, and Elan Pharmaceuticals, Inc. dated November 23, 1999. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2007 and incorporated herein by reference.

10.35	Supply Agreement by and between Antigenics, Inc., a Massachusetts corporation (formerly Aquila Biopharmaceuticals, Inc.), Neuralab Limited, and Elan Pharmaceuticals, Inc. dated November 23, 1999. Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2007 and incorporated herein by reference.

10.36	Consent to Assignment and Guarantee of License and Supply Agreements by and between Antigenics Inc., Elan Corporation, plc, and Elan Pharma International Limited dated September 12, 2007. Filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2007 and incorporated herein by reference.

10.37	Sales Agreement dated March 14, 2008 between Antigenics Inc, and Wm Smith & Co. Filed as Exhibit 1.1 to our Current Report on Form 8-K (File No. 0-29089) filed on March 14, 2008 and incorporated herein by reference.

10.37.1	Amendment No. 1 to Sales Agreement dated July 8, 2008 between Antigenics Inc, and Wm Smith & Co. Filed as Exhibit 1.1 to our Current Report on Form 8-K (File No. 0-29089) filed on July 10, 2008 and incorporated herein by reference.

10.38*	Employment Agreement dated September 16, 2008 between Antigenics Inc. and Karen Valentine. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 19, 2008 and incorporated herein by reference.

10.39	Master Services Agreement dated May 24, 2007, between Antigenics Inc. and Raifarm Limited; Assignment and Assumption Agreement dated June 15, 2007; Amendment Number One to the Master Services Agreement dated February 27, 2008; Letter Agreement dated March 18, 2008; and Letter Agreement dated April 4, 2008. Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2008 and incorporated herein by reference.

10.39.1	Second Amendment to Exhibit A-5 dated January 14, 2009 to Master Services Agreement dated May 24, 2007. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2009 and incorporated herein by reference.

10.40*	Summary of oral agreement between Garo H. Armen, Ph.D. and Antigenics Inc. modifying the base salary of Dr. Armen. Filed in our Current Report on Form 8-K (File No. 0-29089) filed on January 21, 2009 and incorporated herein by reference.

10.41	Amendment of Rights with respect to Events of Default and Issuance of Other Securities by and between Antigenics Inc. and Ingalls & Snyder Value Partners L.P. dated November 11, 2008. Filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2009 and incorporated herein by reference.

10.42	Securities Exchange Agreement by and between Antigenics Inc. and Tang Capital Partners, LP dated June 3, 2009. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.

10.43	Securities Exchange Agreement by and between Antigenics Inc. and The Conus Fund L.P., The Conus Fund Offshore Master Fund Ltd., and The Conus Fund (QP) L.P. dated June 4, 2009. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.

10.44	Securities Exchange Agreement by and between Antigenics Inc. and The Wolverine Convertible Arbitrage Fund Trading Limited dated June 4, 2009,. Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.

10.45	Amendment Number Two to Master Services Agreement by and between Antigenics Inc. and Raifarm Limited, dated April 22, 2009. Filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.

10.46	Letter Agreement by and between Antigenics Inc. and The University of Connecticut Health Center dated May 11, 2009. Filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.

10.47	Amendment Number Two to License Agreement by and between Antigenics Inc. and The University of Connecticut Health Center dated June 5, 2009. Filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.

10.48	Binding Letter of Intent by and between Antigenics Inc. and ISSI-Strategy dated May 24, 2009. Filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.

10.49*	Antigenics Inc. 2009 Equity Incentive Plan. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009 and incorporated herein by reference.

10.50*	Form of Restricted Stock Agreement for the Antigenics Inc. 2009 Equity Incentive Plan. Filed as Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on June 15, 2009 and incorporated herein by reference.

10.51*	Form of Stock Option Agreement for the Antigenics Inc. 2009 Equity Incentive Plan. Filed as Exhibit 10.3 to our Current Report on Form 8-K (File No. 0-29089) filed on June 15, 2009 and incorporated herein by reference.

10.52*	Antigenics Inc. 2009 Employee Stock Purchase Plan. Filed as Appendix B to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009 and incorporated herein by reference.

10.53*	Sixth Amendment to the Antigenics Inc. 1999 Equity Incentive Plan. Filed as Appendix D to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009 and incorporated herein by reference.

10.54*	Third Amendment to Directors’ Deferred Compensation Plan. Filed as Appendix E to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009 and incorporated herein by reference.

10.55*	Antigenics Inc. Amended and Restated Executive Change-in-Control Plan. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 15, 2009 and incorporated herein by reference.

21	Subsidiaries of Antigenics. Filed as Exhibit 21 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2004 and incorporated herein by reference.

23.1	Consent of Ropes & Gray LLP (included in Opinion filed as Exhibit 5.1)

23.2	Consent of KPMG LLP, independent registered public accounting firm. Filed herewith.

24.1	Powers of Attorney of the directors and officers of the registrant (included in the signature page to the registration statement)

*	Indicates a management contract or compensatory plan.

(1)	Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, or Rule 24b-2 of the Securities Exchange Act of 1934.